August 17, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Heather Clark/Thomas Jones

Re:	SOBR Safe, Inc.
Request for Withdrawal of Offering Statement on Form 1-A Filed April 16, 2021 File No. 024-11507

Dear Ms. Clark/Mr. Jones:

Pursuant to Rule 259 under the Securities Act of 1933, as amended (the “Act”), SOBR Safe, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above-referenced offering statement (the “Offering Statement”). The Company has been presented with what it believes may be more attractive financing options and, as a result, has decided not to pursue a Regulation A exempt offering at this time.

As of the date hereof, the offering has not yet been qualified and none of the securities subject to the Offering Statement have been sold. Additionally, the Offering Statement is not the subject of a suspension of exemption proceeding under Rule 258 of the Act.

Accordingly, we hereby request that the Commission consent to the withdrawal of the Offering Statement with an order granting the withdrawal as of the date of the filing for this request. Should the staff of the Commission have further questions regarding this request, please contact the Company’s corporate and securities counsel, Craig V. Butler, Esq. of The Law Offices of Craig V. Butler at (949) 484-5667 or cbutler@craigbutlerlaw.com, or the undersigned at (844) 762-7723 or david.gandini@sobrsafe.com. Please provide the undersigned and the Company’s counsel with a copy of the order granting withdrawal of the Offering Statement as soon as it is available.

Sincerely,

/s/ David Gandini
David Gandini
Chief Financial Officer